                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                              PLAINS RESOURCES INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    726540503
                                 (CUSIP NUMBER)

                               D. MARTIN PHILLIPS
                            ENCAP INVESTMENTS L.L.C.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 22, 2001
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP NO. 726540503

--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    ENCAP INVESTMENTS L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    00 (SEE ITEM 3)
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e)                                                                  [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                EnCap Investments L.L.C.
                                                        ("EnCap Investments") is
                                                        a limited liability
                                                        company organized under
                                                        the laws of the State of
                                                        Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,848,728(1)
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,848,728(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,848,728(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     00
--------------------------------------------------------------------------------

         (1) EnCap Investments L.L.C. may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by certain affiliates of EnCap Investments L.L.C. See Items 2, 5 and 6.

         (2) EnCap Investments L.L.C. disclaims any beneficial ownership of the shares owned by such affiliates.

         (3) Based on 23,314,000 shares issued and outstanding as of October 31, 2001, as reported in the Issuer's 10-Q for the quarter ended September 30, 2001.

ITEM 1.  SECURITY AND ISSUER.

         No modification.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is amended and restated in its entirety as follows:

         (a) - (c)

         EnCap Investments L.L.C. ("EnCap Investments") is a Delaware limited liability company with its principal business and executive offices located at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap Investments is engaging in oil and gas related investments. Current information concerning the sole member and managing directors of EnCap Investments is set forth on Schedule I hereto. The sole member of EnCap Investments is El Paso Merchant Energy North America Company ("El Paso Merchant Energy").

         El Paso Merchant Energy is a Delaware corporation with its principal business and executive offices located at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Merchant Energy is a broad range of activities in the energy marketplace, including asset ownership, trading and risk management, and financial services. Current information concerning the controlling person and executive officers and directors of El Paso Merchant Energy is set forth on Schedule I hereto. The controlling person of El Paso Merchant Energy is El Paso Corporation.

         El Paso Corporation is a Delaware corporation with its principal business and executive offices located at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Corporation is serving as a holding company for its various subsidiaries, which are engaged in energy and related businesses. Current information concerning the executive officers and directors of El Paso Corporation is set forth on Schedule I hereto.

         (d)-(f)

         See Schedule I

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The following is added to Item 3:

         On October 8, 2001, the Issuer issued 154 shares of its Common Stock and on October 12, 2001, the Issuer issued 79 of its shares of Common Stock, to an entity which EnCap Investments is the sole general partner of as compensation for services performed by D. Martin Phillips as a director of the Issuer.

         On October 22, 2001, EnCap Investments and the Issuer executed a Stock Purchase Agreement pursuant to which the Issuer repurchased 998,500 shares of its Common Stock from certain entities controlled by EnCap Investments at a price of $23.50 per share.

ITEM 4.  PURPOSE OF TRANSACTION.

         No modification.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and restated in its entirety as follows:

         (a) EnCap Investments. EnCap Investments may be deemed to be the beneficial owner of 1,848,728 shares of Common Stock owned by certain affiliates of EnCap Investments, by virtue of being the general partner or controlling person of such affiliates. Based on the 23,314,000 shares of Common Stock outstanding as of October 31, 2001, as reported on the Issuer's 10-Q for the quarter ended September 30, 2001, EnCap Investments may be deemed the beneficial owner of approximately 7.9% of the outstanding shares of Common Stock. EnCap Investments disclaims beneficial ownership of the shares of Common Stock owned by its affiliates.

                  El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to be the beneficial owner of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments.

                  Executive Officers and Directors. Except as otherwise described herein, and to the knowledge of the reporting person, no person listed in Schedule I is the beneficial owner of any shares of Common Stock.

         (b) EnCap Investments. EnCap Investments shares the power to vote or direct the vote and to dispose or direct the disposition of an additional 1,848,728 shares of Common Stock held by affiliates of EnCap Investments.
                  El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to be the beneficial owner of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments.

                  Executive Officers and Directors. Except as otherwise described herein, and to the knowledge of the reporting person, no person listed in Schedule I has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

         (c) Except as otherwise described herein or in any Exhibit filed herewith, and to the knowledge of the reporting persons, none of the persons named in response to Paragraph (a) above has affected any transaction in the Common Stock during the past sixty (60) days.

         (d) Except as otherwise described herein, and to the knowledge of the reporting persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

         (e) Due to an increase in the number of outstanding shares of Common Stock of the Issuer since the date of the Schedule 13D, EnCap Energy Capital Fund III, L.P. and EnCap Energy Capital Fund III-B, L.P. have ceased to be owners of 5% of the Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         No modifications

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1  -   Stock Purchase Agreement dated October 22, 2001 between Plains
                  Resources Inc. and EnCap Investments L.L.C.

                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2001                 ENCAP INVESTMENTS L.L.C.


                                       By: /s/ D. Martin Phillips
                                         ---------------------------------------
                                           D. Martin Phillips,
                                           Managing Director

SCHEDULE I

                    DIRECTORS, MANAGERS, EXECUTIVE OFFICERS,
                             OR CONTROLLING PERSONS

The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of (i) the managing directors of EnCap Investments, (ii) the directors and executive officers of El Paso Merchant Energy, and (iii) the directors and executive officers of El Paso Corporation are set forth below:

                                                                               Name, Principal Business Address of
                                                                                 Organization in which Principal
            Name and               Capacity in Which         Principal                     Occupation
        Business Address                 Serves             Occupation                    is Conducted
        ----------------           ------------------       -----------       ------------------------------------
(i) EnCap Investments L.L.C.
    ------------------------

David B. Miller                   Managing Director,         Managing               EnCap Investments L.L.C.
3811 Turtle Creek Blvd.            EnCap Investments         Director,              3811 Turtle Creek Blvd.,
Suite 1080                              L.L.C.           EnCap Investments                 Suite 1080
Dallas, TX  75219                                             L.L.C.                     Dallas, TX 75219

Gary R. Petersen                  Managing Director,     Managing Director,          EnCap Investments L.L.C.
1100 Louisiana                     EnCap Investments      EnCap Investments         1100 Louisiana, Suite 3150
Suite 3150                               L.L.C.                L.L.C.                   Houston, TX 77002
Houston, TX 77002

D. Martin Phillips                Managing Director,    Managing Director,          EnCap Investments L.L.C.
1100 Louisiana                     EnCap Investments     EnCap Investments          1100 Louisiana, Suite 3150
Suite 3150                              L.L.C.                L.L.C.                    Houston, TX 77002
Houston, TX 77002

Robert L. Zorich                  Managing Director,    Managing Director,          EnCap Investments L.L.C.
1100 Louisiana                     EnCap Investments     EnCap Investments          1100 Louisiana, Suite 3150
Suite 3150                              L.L.C.                L.L.C.                    Houston, Texas 77002
Dallas, TX 77002

                                                                               Name, Principal Business Address of
                                                                                 Organization in which Principal
            Name and               Capacity in Which         Principal                     Occupation
        Business Address                 Serves             Occupation                    is Conducted
        ----------------           ------------------       -----------       ------------------------------------

(ii) El Paso Merchant Energy North America Company
     ---------------------------------------------

Clark C. Smith                    President and         President, El Paso        El Paso Merchant Energy
1001 Louisiana Street              Director               Merchant Energy          North America Company
Houston, Texas 77002                                                               1001 Louisiana Street
                                                                                      Houston, Texas 77002

John B. Holmes, Jr.                Chief Operating    Chief Operating Officer,    El Paso Merchant Energy
1001 Louisiana Street                  Officer                 El Paso             North America Company
Houston, Texas  77002                                      Merchant Energy         1001 Louisiana Street
                                                                                     Houston, Texas 77002

Timothy D. Bourn                 Vice President and      Vice President and       El Paso Merchant Energy
1001 Louisiana Street              Senior Managing         Senior Managing         North America Company
Houston, Texas  77002                 Director            Director, El Paso        1001 Louisiana Street
                                                           Merchant Energy           Houston, Texas 77002

Larry W. Kellerman               Vice President and      Vice President and       El Paso Merchant Energy
1001 Louisiana Street              Senior Managing         Senior Managing         North America Company
Houston, Texas  77002                 Director            Director, El Paso        1001 Louisiana Street
                                                           Merchant Energy           Houston, Texas 77002

John L. Harrison                     Senior Vice        Senior Vice President     El Paso Merchant Energy
1001 Louisiana Street               President and        and Chief Financial       North America Company
Houston, Texas  77002              Chief Financial        Officer, El Paso         1001 Louisiana Street
                                       Officer             Merchant Energy           Houston, Texas 77002

                                                                                  El Paso Merchant Energy
W. C. Mack                                                                         North America Company
1001 Louisiana Street                Senior Vice       Senior Vice President,      1001 Louisiana Street
Houston, Texas  77002                 President        El Paso Merchant Energy       Houston, Texas 77002

Grady M. Blakley                     Senior Vice       Senior Vice President,     El Paso Merchant Energy
1001 Louisiana Street                 President        El Paso Merchant Energy     North America Company
Houston, Texas  77002                                                              1001 Louisiana Street
                                                                                     Houston, Texas 77002

Ralph Eads                            Director             Executive Vice           El Paso Corporation
1001 Louisiana Street                                    President, El Paso        1001 Louisiana Street
Houston, Texas  77002                                        Corporation            Houston, Texas 77002

                                                                               Name, Principal Business Address of
                                                                                 Organization in which Principal
            Name and               Capacity in Which         Principal                     Occupation
        Business Address                 Serves             Occupation                    is Conducted
        ----------------           ------------------       -----------       ------------------------------------

(iv) El Paso Corporation
     -------------------

William A. Wise                   Chairman of the     Director, Chairman of the         El Paso Corporation
1001 Louisiana Street                  Board,                  Board,                  1001 Louisiana Street
Houston, Texas  77002            President, Chief       President, and Chief           Houston, Texas  77002
                                     Executive               Executive
                                    Officer, and         Officer of El Paso
                                      Director              Corporation

H. Brent Austin                    Executive Vice     Executive Vice President          El Paso Corporation
1001 Louisiana Street                President                  and                    1001 Louisiana Street
Houston, Texas  77002                   and          Chief Financial Officer of        Houston, Texas 77002
                                  Chief Financial       El Paso Corporation
                                      Officer

Ralph Eads                         Executive Vice     Executive Vice President          El Paso Corporation
1001 Louisiana Street                President                   of                    1001 Louisiana Street
Houston, Texas  77002                                   El Paso Corporation            Houston, Texas 77002

Joel Richards III                  Executive Vice     Executive Vice President,         El Paso Corporation
1001 Louisiana Street                President                 Human                   1001 Louisiana Street
Houston, Texas  77002                                      Resources and               Houston, Texas 77002
                                                         Administration of
                                                        El Paso Corporation

William A. Smith                   Executive Vice    Executive Vice President,          El Paso Corporation
1001 Louisiana Street                President        Business Development of          1001 Louisiana Street
Houston, Texas  77002                                   El Paso Corporation            Houston, Texas 77002

John W. Somerhalder II          President, Pipeline  President, Pipeline Group          El Paso Corporation
1001 Louisiana Street                  Group                     of                    1001 Louisiana Street
Houston, Texas  77002                                   El Paso Corporation            Houston, Texas 77002

Britton White Jr.                 Executive Vice        Executive Vice President        El Paso Corporation
1001 Louisiana Street                President                  and                    1001 Louisiana Street
Houston, Texas  77002                   and          General Counsel of El Paso         Houston, Texas 77002
                                  General Counsel           Corporation

Jeffrey I. Beason                   Senior Vice      Senior Vice President and          El Paso Corporation
1001 Louisiana Street              President and       Controller of El Paso           1001 Louisiana Street
Houston, Texas  77002                Controller             Corporation                Houston, Texas 77002

C. Dana Rice                        Senior Vice      Senior Vice President and          El Paso Corporation
1001 Louisiana Street              President and        Treasurer of El Paso           1001 Louisiana Street
Houston, Texas  77002                Treasurer              Corporation                Houston, Texas 77002

Patricia A. Shelton                  President              President of            El Paso Natural Gas Company
1001 Louisiana Street             Western Pipeline   Western Pipeline Division         1001 Louisiana Street
Houston, Texas  77002                 Division                                         Houston, Texas 77002

                                                                               Name, Principal Business Address of
                                                                                 Organization in which Principal
            Name and               Capacity in Which         Principal                     Occupation
        Business Address                 Serves             Occupation                    is Conducted
        ----------------           ------------------       -----------       ------------------------------------


E. J. Holm                        Chief Executive      Chief Executive Officer     El Paso Natural Gas Company
1001 Louisiana Street                 Officer         Eastern Pipeline Division        1001 Louisiana Street
Houston, Texas  77002             Eastern Pipeline                                     Houston, Texas 77002
                                      Division

John D. Hushon                    Chief Executive     Chief Executive Officer      El Paso Energy International
1001 Louisiana Street                 Officer,             El Paso Europe                     Company
Houston, Texas  77002              El Paso Europe                                      1001 Louisiana Street
                                                                                       Houston, Texas 77002

Greg C. Jenkins                   President of El       President of El Paso      El Paso Global Networks Company
1001 Louisiana Street               Paso Global                Global                  1001 Louisiana Street
Houston, Texas  77002             Networks Company        Networks Company             Houston, Texas 77002

Robert G. Phillips                President of El    President of El Paso Field    El Paso Field Services, L.P.
1001 Louisiana Street                Paso Field            Services, L.P.              1001 Louisiana Street
Houston, Texas  77002              Services, L.P.                                      Houston, Texas 77002


James C. Yardley               President, Southern      President, Southern        Southern Natural Gas Company
1001 Louisiana Street          Natural Gas Company            Natural                  1001 Louisiana Street
Houston, Texas  77002                                       Gas Company                Houston, Texas 77002

John B. Holmes, Jr.               Chief Operating    Chief Operating Officer of    El Paso Merchant Energy North
1001 Louisiana Street                 Officer          Merchant Energy Group              America Company
Houston, Texas  77002             Merchant Energy                                      1001 Louisiana Street
                                       Group                                           Houston, Texas 77002

Stephen C. Beasley                   President,       President, Tennessee Gas    Tennessee Gas Pipeline Company
1001 Louisiana Street              Tennessee Gas              Pipeline                 1001 Louisiana Street
Houston, Texas  77002             Pipeline Company            Company                  Houston, Texas 77002

James J. Cleary                    President, ANR    President of ANR Pipeline         ANR Pipeline Company
1001 Louisiana Street                 Pipeline                Company                  1001 Louisiana Street
Houston, Texas  77002                 Company                                          Houston, Texas 77002

Byron Kelly                      President, El Paso  President, El Paso Energ      El Paso Energy International
1001 Louisiana Street                  Energy          International Company                  Company
Houston, Texas  77002              International                                       1001 Louisiana Street
                                      Company                                          Houston, Texas 77002

Tom Wade                        President, Merchant  President, Merchant Energy   Coastal States Crude Gathering
1001 Louisiana Street             Energy Petroleum       Petroleum Markets                    Company
Houston, Texas  77002                 Markets                                          1001 Louisiana Street
                                                                                       Houston, Texas 77002

Rod Erskine                          President          President of El Paso        El Paso Production Company
1001 Louisiana Street            El Paso Production          Production                1001 Louisiana Street
Houston, Texas  77002                 Company                 Company                  Houston, Texas 77002

Byron Allumbaugh                      Director            Retired Chairman              33 Ridgeline Drive
33 Ridgeline Drive                                     Ralphs Grocery Company         Newport Beach, CA 92660
Newport Beach, CA 92660

                                                                               Name, Principal Business Address of
                                                                                 Organization in which Principal
            Name and               Capacity in Which         Principal                     Occupation
        Business Address                 Serves             Occupation                    is Conducted
        ----------------           ------------------       -----------       ------------------------------------

John M. Bissell                       Director        Chairman of the Board of            Bissell Inc.
2345 Walker Ave. N.W.                                       Bissell Inc.             2345 Walker Avenue, N.W.
Grand Rapids, MI 49501                                                                Grand Rapids, MI 49501

Juan Carlos Braniff                   Director              Vice Chairman                Universidad 1200
Universidad 1200                                      Grupo Financiero Bancomer              Col. XOCO
Col. XOCO                                                                             Mexico, D.F.C.P. 03399
Mexico, D.F.C.P. 03339

James F. Gibbons                      Director         Professor at Stanford             Stanford University
Stafford University                                          University                 Paul G. Allen Center
Paul G. Allen Center for                               School of Engineering           for Integrated Systems
Integrated Systems                                                                   Room 201 ( Mail Stop 4075)
Room 201 (M.S. 4075)                                                                     Stanford, CA 94305
Stanford, CA  94305

Anthony W. Hall, Jr.                  Director             City Attorney                  City of Houston
900 Bagby, 4th Floor                                   City of Houston, Texas          900 Bagby, 4th Floor
Houston, Texas  77002                                                                  Houston, Texas 77002

Ronald L. Kuhn, Jr                    Director          Business Consultant             El Paso Corporation
1001 Louisiana Street                                                                  1001 Louisiana Street
Houston, Texas  77002                                                                  Houston, Texas 77002

J. Carleton MacNeil Jr.               Director         Securities Consultant            3421 Spanish Trail
3421 Spanish Trail                                                                           Apt. 227D
Apt. 227D                                                                              Delray, Florida 33483
Delray, Florida 33483

Thomas R. McDade                      Director        Senior Partner, McDade,       McDade, Fogler, Maines, L.L.P.
Two Houston Center                                            Fogler,                   Two Houston Center
909 Fannin, Suite 1200                                     Maines, L.L.P.             909 Fannin, Suite 1200
Houston, TX  77010                                                                     Houston, Texas 77010

Malcolm Wallop                        Director          Frontiers of Freedom      Frontiers of Freedom Foundation
Frontiers of Freedom Foundation                              Foundation           12011 Lee Jackson Memorial Hwy.
12011 Lee Jackson Memorial Hwy.                                                          Fairfax, VA 22033
Fairfax, VA  22033

Joe B. Wyatt                          Director          Chancellor Emeritus            Vanderbilt University
2525 West End Ave.,                                    Vanderbilt University            2525 West End Ave.,
Suite 1410                                                                                  Suite 1410
Nashville, TN  37203                                                                    Nashville, TN 37203

(d) Neither EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting persons, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the knowledge of the reporting persons, each of the individuals identified in this Schedule I is a citizen of the United States of America, with the exception of Juan Carlos Braniff who is a citizen of Mexico.

                                 EXHIBIT INDEX


Exhibit No.          Description
-----------          -----------
Exhibit 10.1  -      Stock Purchase Agreement dated October 22, 2001 between
                     Plains Resources Inc. and EnCap Investments L.L.C.